FILED BY BRIDGEBIO PHARMA, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: EIDOS THERAPEUTICS, INC.

COMMISSION FILE NO. 001-38533

Date: October 5, 2020

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EDITED TRANSCRIPT

BBIO.OQ - BridgeBio Pharma Inc and Eidos Therapeutics Inc Announce Merger Agreement - Conference Call

EVENT DATE/TIME: OCTOBER 05, 2020 / 12:00PM GMT

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OCTOBER 05, 2020 / 12:00PM, BBIO.OQ - BridgeBio Pharma Inc and Eidos Therapeutics Inc Announce Merger Agreement - Conference Call

CORPORATE PARTICIPANTS

Neil Kumar BridgeBio Pharma, Inc. - Co-Founder, CEO & Director

CONFERENCE CALL PARTICIPANTS

George Farmer BMO Capital Markets Equity Research - Analyst

Gregory Allen Harrison BofA Merrill Lynch, Research Division - Research Analyst

Kyuwon Choi Goldman Sachs Group, Inc., Research Division - Equity Analyst

Rick Stephen Bienkowski SVB Leerink LLC, Research Division - Associate

Salim Qader Syed Mizuho Securities USA LLC, Research Division - MD, Senior Biotechnology Analyst of Equity Research & Head of Biotechnology Research

Thomas Eugene Shrader BTIG, LLC, Research Division - MD & Healthcare Analyst

Tyler Martin Van Buren Piper Sandler & Co., Research Division - Principal & Senior Biotech Analyst

PRESENTATION

Operator

Ladies and gentlemen, thank you for standing by, and welcome to the BridgeBio Pharma conference call. (Operator Instructions) Please be advised that today’s conference is being recorded. (Operator Instructions)

I would now like to hand the conference over to your speaker today, Dr. Neil Kumar, Founder and CEO. Please go ahead, sir.

Neil Kumar - BridgeBio Pharma, Inc. - Co-Founder, CEO & Director

Thank you so much, and thanks, everyone, for taking the time, especially amidst a very busy morning for biotech and biology news. As is typical, we’ll be making forward-looking statements today, and you can read through the details of those in the first 2 pages.

I’ll be referring to the announcement deck throughout, and we’ll call out page numbers so that you can follow along. This call is set up to address the transaction highlighted on Page 4 of that document. BridgeBio will be acquiring all outstanding shares of Eidos Therapeutics for a 41% premium to the unaffected Eidos closing price this past Friday. The details of the deal are spelled out here on Page 4, and I’m sure we’ll be speaking with many of you about them throughout the course of the day.

What I wanted to spend my time with you on this morning, however, is not the structure of the deal, but rather why this deal is a good one, we believe, for both Eidos and Bridge, and most importantly, for the patients and the physicians that we serve. I’m going to move to Page 5 now. Very briefly, I believe and we believe that the time is right and the time is now for full investment in the promise of Eidos, its great team and its compound acoramadis to ensure that no stone goes unturned in late-stage development, commercial development and the commercial launch of this product. And we believe that this full excavation of value for patients and investors alike is most likely if Eidos operates as a private entity under BridgeBio. It once preserves ownership in the hands of the team that truly understands this molecule and its science and in many cases, has been with it since its very beginnings, while placing it in a fully and without obstacle unencumbered ecosystem of innovation and development that will spare no effort or dollar to maximize the benefits of this compound.

Let me, on Slide 5, step back for a moment and revisit our better owner hypothesis. This is something we’ve talked about since the advent of Bridge, which was very close to the advent of our work with Eidos. We passionately believe that operators that can connect early stage science how to target a well-described disease at its source to medicine and a development plan, and then again, to the commercial landscape and the patient unmet need and physicians who might want to use the product should the data play out, that entity is best served in holding the drug all the way from early-stage discovery to the marketplace. And we believe that the team of Eidos within the BridgeBio ecosystem is just such a best owner,

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OCTOBER 05, 2020 / 12:00PM, BBIO.OQ - BridgeBio Pharma Inc and Eidos Therapeutics Inc Announce Merger Agreement - Conference Call

with absolutely no barriers in doing the following: number one, pursuing the full development landscape of what’s required to excavate the promise of acoramadis, again, primary prevention studies, subpopulation analyses, diagnostic analyses and market build-out. These types of things must be invested in today as we move this program forward.

Second, marrying the current efforts that we have at Eidos with additional precision cardiovascular and renal genetic opportunities across modalities to keep the community engaged, cardiologists and scientists alike, and to build on learnings that we have both around TTR and related diseases as well as other precision cardiovascular diseases. This will allow us not only to do more for patients in the future in this very specific disease state, but also to recruit the very best talent and to use the learnings that we have from one program to help increase the probability of technical success of others.

Third, we need to start seriously on commercial development. This includes market growth activities around diagnostics, research and education as well as market access discussions in the BridgeBio ecosystem and umbrella will allow the Eidos team to do this more capably.

Fourth, we’d like to pursue life cycle management in a way that will allow for not only novel formulations but also contemplation of potential combinations where it makes sense, meaning downstream clearance of amyloidotic plaque. And finally, we will be putting Eidos within a bedrock of capital such that we can deploy consistently and not think about saving, but rather thinking about investing in the future of acoramadis. All of this basically removes the barriers to full collaboration between Eidos and BridgeBio and will allow us to unlock the value of this very important, hopefully, drug for patients with TTR cardiomyopathy.

I’ll just flip briefly to Page 6 to address the question as to why now. As many of you know, we recently announced that we’re fully enrolled in our Phase III clinical trial, and we expect to have over 600 participants in that trial. One thing that we’ve seen over the course of the last 12 months and especially certainly since the COVID-19 crisis arose was just the level of excitement people have in and around this compound. It has truly been humbling to work with physicians and patients alike to try to keep this trial going and on time. And you can see it’s reflected in these numbers and the pace of trial enrollment just how excited people are around this compound. We believe that, that means that today is the day. And certainly, in these coming months, you’ll see many actions from us in this vein to start to really invest more heavily in how we want to develop it even past the Phase III. How do we think about teeing ourselves up for a primary prevention study? How do we think about potentially running a double-blind head-to-head once we get our Phase III clinical data? How do we think about understanding how effective a more potent stabilizer might be in critical subpopulations, both of folks that have genetic or hereditary predisposition to the disease as well as folks that might have more severe disease that were not helped by tafamidis? Those are all the types of things that we think the BridgeBio ecosystem will allow for greater investment in and a greater contemplation of in terms of how we actually want to develop this drug using experts like Charles Homcy and others who have been there and done that in the cardiovascular realm.

Page 7 talks a little bit about what is this ecosystem that Eidos will now be a part of. And you can see, first and foremost, that we’ve been building out at BridgeBio our commercial capabilities in and around our launch of MoCD Type A compound that we talked a little bit about at our most recent R&D Day as well as an upcoming launch in second-line cholangiocarcinoma. All of these things have helped us to engage in a variety of different commercial capability building exercises that will be relevant for our drug at Eidos, although it’s in a different therapeutic area. And we’ve often said that the commercial ecosystem and synergies therein in the orphan drug landscape do not look like call point, rather, they look like things such as market access, patient hub services, diagnostic services and partnerships, patient-finding exercises, the funding of certain types of research, the support of certain types of KOLs. All of those things are going to be highly relevant and need to be done now in an increasingly competitive landscape that acoramadis as finds itself in, and we believe BridgeBio can be helpful to Eidos as we move forward in that vein.

And on Page 8, you can see that, and I think this is important, the now unencumbered access to a set of advisers that truly have been there and done that in the context of late-stage development, commercial development in the cardiovascular realm, folks like Charles and Richard. A key aspect of BridgeBio is our Clinical Advisory Board, or CTAB, which has many experts in the cardiovascular realms, such as Drs. Ethan Wise; Michael Kit; Dr. Harrington, obviously, Bob Harrington; and Mike Gibson; and several others, Dan Gretler. And this is married with a set of experts that I think actually are going to be quite important for Eidos as it moves forward. As you move forward with a compound in any disease state, you start to learn a lot more about the basic science, and that basic science can point you in some interesting directions. For instance, one of the capabilities that I think will be very important to really tap into is the statistical genetics capability that we’ve built out under Michael Pettigrew and Sun-Gou. That capability will allow us to fully understand not only the impact of protective variants, but also potentially where else this compound might

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OCTOBER 05, 2020 / 12:00PM, BBIO.OQ - BridgeBio Pharma Inc and Eidos Therapeutics Inc Announce Merger Agreement - Conference Call

be of use within the broad landscape of cardiovascular disease. There are many insights that can be gleaned from looking at the variety of different hereditary drivers in this disease and finding out more about, number one, what’s driving disease; and number two, where our compound might be of help. This has been true in a great number of our other programs, and I hope will be true here as well.

Moving to Page 9, just a bit more about this ecosystem of innovation that the Eidos will find itself fully within now. This is a diverse set of compounds that we are developing and you can see that Eidos is not the most advanced, so it can take advantage of some of the more advanced programs, but also take advantage of a lot of the innovation that’s occurring in the cardiorenal division. These are at least 2 of our announced programs in ADH1 and PH1, and there are several other precision cardiovascular programs that we’re working on. And I think that you’ll hear about over the course of the next 6 months that complement greatly our interest in precision cardiology, which stem all the way back to what we were doing at Third Rock Ventures, obviously, with Charles setting up MyoKardia and then moving quickly into BridgeBio and setting up Eidos Therapeutics alongside Isabella and Mamoun. So a lot of exciting activity here that I think could greatly benefit both from the Eidos expertise as well as Eidos benefiting from what’s going on. And I think collectively, we’ve always said that scale matters, that learning from mistakes and from others within a broad portfolio of genetic medicines that target well-described diseases at their source matters. We think it’s important. And now we’ve basically taken down the barriers so that we can all learn together and develop this very important drug.

Page 10 talks a little bit more about our platform, which we’ve spoken about at the R&D Day, discover, create, test and deliver. And I actually think there are ways that Eidos could take advantage of all aspects of this platform, deliver being the most obvious one alongside of test. We’ve spoken about what we need to do in late-stage development and commercialization here. But there’s many other things that we can think about or contemplate with respect to create. For instance, is there a way that we might even expand the aperture to something that could be interesting for ophthalmologic indications here. Are there other backup strategies or strategies in and around long-term potential for a drug such as this or even adjacent indications that one might take it in, in the create and discover modes, those are all questions that we’ll be looking at as we move forward.

Page 11 is a bit more about what this platform has delivered, and I think the Eidos family can hopefully take some confidence from this. This has been a very productive platform across a variety of different indications. And so we expect and hope that we can all learn together as we progress this and other important medicines toward the finish line of Phase III over the course of the next couple of years.

I’ll end on Slide 12, with just a reminder of what this all means now for BridgeBio as a consolidated entity in terms of our key value drivers. We have

4 that we’ve been talking to many of you about over the course of the next 12 to 18 months now with Eidos and its Phase III readout to happen late next year. We’ve now fully enrolled our Phase II achondroplasia trial, and expect data there towards the end of next year. Our CAH trial which we expect to initiate sometime early next year. And our ADH1 trial, which, as we announced last week now, we have our Phase II ongoing. And we have enough cash on the balance sheet to get us through these catalysts. So we’re hopeful that we can now put our heads down and really work on the important science and development that’s required here and deliver against many of these promising opportunities for patients.

So I’m going to stop there. It’s a short deck, but I think it’s a simple story, but a relatively profound one. And I’m going to turn it over to our analysts for any questions.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions) Our first question comes from Tyler Van Buren with Piper Sandler.

Tyler Martin Van Buren - Piper Sandler & Co., Research Division - Principal & Senior Biotech Analyst

Congratulations on bringing Eidos back home. You guys are paying a higher premium relative to the last approach last fall. But since then, we’ve also gotten the Phase II OLE data, which was positive. And additionally, this morning, as most people have seen, another precision genetic cardiology asset that you’re very familiar with got bought by Bristol for 4 to 5x the valuation you’re paying for the remaining Eidos shares. So can you just compare and contrast the 2 assets and opportunities and discuss your relative excitement for the opportunity ahead of Eidos?

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OCTOBER 05, 2020 / 12:00PM, BBIO.OQ - BridgeBio Pharma Inc and Eidos Therapeutics Inc Announce Merger Agreement - Conference Call

Neil Kumar - BridgeBio Pharma, Inc. - Co-Founder, CEO & Director

Yes. Tyler, thanks so much for the question. Yes, there was a lot in there. I mean maybe I’ll start with what’s changed since our last offer. It was not, as you mentioned, is OLE data, which obviously was exciting to us. But I think what was equally and potentially even more profound was the excitement we saw within the context of the clinical trial enrollment. Certainly, there were people that were taking their lives into their hands to come into the hospital so that they could get this drug. And I think that speaks not only to the high unmet need and the brilliant partnership of many of the physicians we spoke about, but also people’s inherent belief that now with the separation of 20 and 80 mg and the fact that every time we do better in terms of stabilization, we do better in a safe mode for patients that this drug has the potential to do something special for a devastating disease. So all of that, I think, gave us more confidence to increase the offer.

I think as it pertains to MyoKardia, I can’t comment on the specifics of their transaction. Obviously, I’m thrilled for our colleagues there. I think it’s just a great thing for precision cardiology. I can remember the series A deck that Charles and I presented at Third Rock when the company was coming together. And I think the most likely outcome or the best case outcome was the acquisition of CV Therapeutics by Gilead or something like that, it was less than $1 billion. So I think what you’ve seen is a real renaissance in the application of genetics to cardiovascular disease. I think the more we look, to be honest, you’ll be hearing about some of this from us over the course of the next — as I referenced in my comments, over the next 6 months. The more you look, the more you’ll see some really interesting genetic hooks in large subpopulations of what I would call cardiovascular syndromes. And MyoKardia was a brilliant representation of what’s possible, and we think Eidos could be the next, and we think there are several other opportunities that could dovetail off of Eidos. So yes.

Tyler Martin Van Buren - Piper Sandler & Co., Research Division - Principal & Senior Biotech Analyst

Congrats again.

Operator

Our next question comes from Salim Syed with Mizuho.

Salim Qader Syed - Mizuho Securities USA LLC, Research Division - MD, Senior Biotechnology Analyst of Equity Research & Head of Biotechnology Research

Congrats on the deal, Neil and team. I just had a few on acoramadis, if I can. The first is just — so when people think about tafa in the 80 milligram versus the 20 milligram not really separating the 6-minute walk data at 12 months. I think folks will generally agree that acoramadis is a better TTR stabilizer, but so is 80 versus 20. And so I’m just wondering, Neil, how you’re zeroing out the risk as we go into the 12-month data there. I know the 80 also had a sicker patient population. And maybe you can also comment on when do we get the baseline characteristics for ATTRibute-CM. The second question is just on the 600-patient number. Was that a number that you consciously chose to upsize the trial enrollment? And if so, why did you decide to upsize the trial enrollment by 20%? And then lastly, does BridgeBio or Eidos have any access to aggregated blinded data on the 6-minute walk thus far?

Neil Kumar - BridgeBio Pharma, Inc. - Co-Founder, CEO & Director

Yes, great questions. Thanks, Salim. Appreciate it. So let me go from the backwards up to your first question and make sure I hit them all. Do we have access to aggregated blinded data? No, I certainly don’t. So we’re not looking at that. None of my comments are informed by that. The 600-patient number was not something that was preordained. Actually, it’s a total product of the fact that we had many sites activating at the very end. As you know, most of these trials tend to enroll like hockey sticks, and you have this almost exponential like growth toward the end. So we didn’t want to have a site activate and then tell them that they simply can’t put any patients into a trial. So it’s just that relative excitement and just the scale of activation at the end that pushed us over the edge there.

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OCTOBER 05, 2020 / 12:00PM, BBIO.OQ - BridgeBio Pharma Inc and Eidos Therapeutics Inc Announce Merger Agreement - Conference Call

And then in terms of your comments on 80 versus 20, yes, I mean, I think it’s interesting, right? The evolution, as you well noted, of there being a lack of dose response when ATTR-ACT was first published, then we understood against 30-month mortality, I think as you rightly point out, let’s discriminate between that and 12-month 6-minute walk. But on 30-month mortality, what we saw was a 20% relative risk reduction on 80 versus 20 for just 10 percentage points more stabilization, going from about 35% to 45% as they show on that scatter plot in The New England Journal, and we’re at 90-plus percent. So the presumption there is that, hopefully, we would have a meaningful relative risk reduction once again against mortality as compared to 80.

The question that you’re asking is, why we didn’t or whether we saw a separation at 12-month 6-minute walk 80 versus 20. Well, again, for the same reasons, you wouldn’t just because 80 has a sicker patient population. So if we’re wanting to adjust for that, I’m sure you would see a signal there, but no one has done that type of analysis. So yes, that’s kind of how we think about 80 versus 20. We continue to believe that increased stabilization will have an impact on all of the relevant endpoints, including 6-minute walk as well as — and more importantly, on mortality and rehospitalization.

Salim Qader Syed - Mizuho Securities USA LLC, Research Division - MD, Senior Biotechnology Analyst of Equity Research & Head of Biotechnology Research

Neil, on the baseline statistics for ATTRibute, do you think they’ll look more like the 20 or the 80? When do we find out the baseline characteristics for your trial?

Neil Kumar - BridgeBio Pharma, Inc. - Co-Founder, CEO & Director

Yes. I mean I suppose when we publish the trial. The trial is basically set up to look as much as like ATTR-ACT as possible. So — or sort of in the vein of that, and I think we’ll be pretty close, actually.

Operator

Our next question comes from Mani Foroohar SVB Leerink.

Rick Stephen Bienkowski - SVB Leerink LLC, Research Division - Associate

This is Rick on the call for Mani. Congrats on the transaction. Just 2 from us. So first, my question is around the timing of commercial investments. It sounds like commercial development activities are going to begin pretty soon. Could you maybe describe the ramp of commercial build out we should expect? I guess, specifically using the timings of the readouts for the parts 1 and part 2 of the ATTRibute study of guideposts?

Neil Kumar - BridgeBio Pharma, Inc. - Co-Founder, CEO & Director

Yes. Great. Well, thanks so much for the question. Yes, so we believe that the commercial build-out, there are aspects of it that need to be along the launch and there’s certain other aspects, obviously, the hiring of a field force and things like that, that need to be tied to launch. I think this is a unique space and in as much as you have a behemoth like Pfizer that’s out there with a compound, they’re growing the marketplace. But it’s really critical that several others of us get out there and educate people about what this disease is truly driven by and why potentially increasing stabilization should be better for patients. Obviously, we’ve seen that now across 3 clinical trials on the polyneuropathy side, where we do better in terms of limiting toxic monomer amounts, we do better for patients. And we’ve seen that now with the dose separation on the CM side. So all of the com dev that we’re doing now is fairly consistent with what you would typically see in a larger cardiovascular arena, the things we’re doing around medical affairs, the things we’re doing around sponsored research. I think where we really want to — or seek to invest going forward is additional development. For instance, I think subpopulation analyses, the diagnostic partnerships, I think, will be a key element to our go-forward

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OCTOBER 05, 2020 / 12:00PM, BBIO.OQ - BridgeBio Pharma Inc and Eidos Therapeutics Inc Announce Merger Agreement - Conference Call

strategy as well. Ensuring that really we’re finding as many patients as possible and fully understanding the heterogeneity associated with this disease. So those are the things that I think are the first wave of any commercial piece, in addition to just commercial build out and planning. We’d like to launch this product, not only in the U.S. but also in Europe, and that takes some building in time. So you can expect to see some build-out of infrastructure in geographies that are not the United States, analogous to what we’ve put together here in terms of our MSL for us as well as our PSP and several of our other operating forces on the commercial side in the U.S. And as it pertains to part a versus part b, look, I think the — obviously, the part b data, which will come probably 6 months after launch as you sort of put it all together. So it won’t be a huge delay between when we launch off of part a and when part b data comes. We think that there will be a set of physicians that will look at this, depending on the data, obviously, from part a and say, okay, we sort of understand how this disease works. We understand that this is a markedly better stabilizer than as tafamidis as all data shows. And we understand that every time we do better in terms of stabilization, we’re doing better for patients. And if we do better on the 6-minute walk, they can connect it off from that to our OLE data to serum TTR levels, to stabilization levels and potentially start to use the drug then. So I do think it will be very important for us to begin our education and have a strong launch of 6-minute walk. But I don’t disagree that the launch will be fully enabled by mortality and rehospitalization data coming after part b.

Rick Stephen Bienkowski - SVB Leerink LLC, Research Division - Associate

All right. Got it. My second question was — so the press release described investments in novel formulations and additional studies for acoramadis. Could you maybe describe any ongoing work that is happening here with novel formulations and maybe a little bit more detail about what we could expect in the future as far as the formulations and additional studies?

Neil Kumar - BridgeBio Pharma, Inc. - Co-Founder, CEO & Director

Yes. I mean I think our first focus is, obviously — well, look, I mean, at its baseline in the orphan market, efficacy is what wins and efficacy and safety for a disease this devastating. But we do think, all other things being equal, it’s better to go once-a-day versus twice-a-day. And so we’ve been working on an extended formulation, if you will, that would allow us to go once-a-day. That’s been the primary focus thus far. I think thinking about delivery to a few different tissue or organ sets like the eye or the brain could be of interest in the context of some other diseases that we’ve been thinking about. So that’s another area of ongoing research, although it’s too speculative and early for us to really comment on that.

Rick Stephen Bienkowski - SVB Leerink LLC, Research Division - Associate

All right. Great. And actually just one more, if I can. Could you just remind us of the status of the Phase II open-label extension study? And if we can expect any additional readouts from this in the future.

Neil Kumar - BridgeBio Pharma, Inc. - Co-Founder, CEO & Director

Yes, great question. No, we — it’s ongoing, as many OLEs would be, and we have no expectation of sharing data at this point. We’re focused on our Phase III and what the readout looks like.

Rick Stephen Bienkowski - SVB Leerink LLC, Research Division - Associate

Congrats again.

Operator

Our next question comes from Paul Choi with Goldman Sachs.

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OCTOBER 05, 2020 / 12:00PM, BBIO.OQ - BridgeBio Pharma Inc and Eidos Therapeutics Inc Announce Merger Agreement - Conference Call

Kyuwon Choi - Goldman Sachs Group, Inc., Research Division - Equity Analyst

Congratulations on the consolidation. Just one question from our team, please. With regard to — as you think about the valuation here and the offer, I think investors are probably pretty comfortable with the Phase III at this point. But could you maybe elaborate a little further on where you see value creation beyond life cycle management, the areas that you talked about? And just how do you think about the continual investment rate for Eidos going forward here? And what particular opportunities would you focus on going forward?

Neil Kumar - BridgeBio Pharma, Inc. - Co-Founder, CEO & Director

Yes, great question, and thanks for it. It’s nice to hear from you, Paul. I think with respect to the ongoing investment, let me start there, and the value that could be unlocked through this — through the full consolidation. It goes beyond life cycle management. I think pretty profoundly, it starts with full development landscape, I mean the types of things that we’ve been talking about. This disease is really a mass action disease, as you and I have discussed. So probably earlier on in your life, you’ve got this tetramer that’s destabilized. You’ve got the deposition of amyloidotic plaque. It’s happening over time. The early you can pick up these patients and intervene, especially if you have a safe small molecule, the better it’s going to be. So investing immediately and trying to understand what those populations are and which populations within that population, if you will, of people that have depositing amyloidotic plaque, but they have enough events such that you could run a trial or study within, that’s going to be very critical for us to set up a primary prevention study, which ultimately is, I think, how we move from acute treatment of someone who’s already very sick and may have 10% to 20% of their heart by way as amyloidotic plaque to people who are just on the early stages of this disease, so we can pick them up and hopefully prevent them even getting quite sick. That coupled, I’d say, with subpopulation analyses. I mean one of the things that we’ve been intrigued by was the relative lack of efficacy that tafamidis had in late-stage patients. And so might a drug like ours be able to discriminate, there are several hypotheses as to why that might be. But that’s interesting. We also know that tafamidis has a differential finding to several of the important mutations, whereas we don’t, as we published at AHA now, I think, 3 years ago. So those types of subpopulation studies, although they may be difficult to do in a formal Phase III setting, I think would be very interesting to do in the context of almost like a Phase III, Phase IV investigational study. So we’ll be investing in that. We’ll be investing in some of the commercial development stuff I just talked about during the last question. And I think, importantly, we’re going to be investing in at least one important new precision cardiovascular program that I think kind of brings this together in the context of — you started with — I think hypertrophic cardiomyopathy was the first real kind of new thing in precision cardiology. And then — I mean, if you put the CSK 9 aside for a moment, which is sort of a different thesis, although still following genetics. But if you go from HCM to TTR, there are several other diseases that look like that, that are high unmet need. And I think putting this program in the context of those will help us to do several things. Number one, obviously, learn from the variety of different programs that are ongoing. But two, also to recruit better talent, to think about greater development, advisory boards, to get physicians more excited. I think all of that stuff matters. I think MyoKardia did a great job of that, and hopefully, we can do the same here.

So that’s sort of how I think about it. I think the incremental investment that would be required isn’t massive for stuff like that. It just requires focus and a team and a set of folks that have been there and done that. Does that answer your question?

Kyuwon Choi - Goldman Sachs Group, Inc., Research Division - Equity Analyst

Yes. If I could just ask a follow-up, just in terms of those additional precision cardiology opportunities. When do you think you would be in a position to either amass a candidate and/or an indication potentially?

Neil Kumar - BridgeBio Pharma, Inc. - Co-Founder, CEO & Director

Yes. I think we typically talk about the new — I mean, we’ve sort of been thinking about talking about our new programs at — around the JPM timing. We did that last year, we sort of introduced a couple of new programs. So I think you could expect that again this year.

Operator

Our next question comes from Geoff Meacham with Bank of America.

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OCTOBER 05, 2020 / 12:00PM, BBIO.OQ - BridgeBio Pharma Inc and Eidos Therapeutics Inc Announce Merger Agreement - Conference Call

Gregory Allen Harrison - BofA Merrill Lynch, Research Division - Research Analyst

This is Greg Harrison on for Geoff. Congratulations on the deal. How do you think this deal changes your ability to develop acoramadis beyond the current structure? Maybe to put another way, were there any specific obstacles you encountered or anticipated working with Eidos as a separate company?

Neil Kumar - BridgeBio Pharma, Inc. - Co-Founder, CEO & Director

Yes. Well, Greg, thanks for the question. Yes, I think when you have 2 different owners, obviously, you have 2 different boards. You got to get everything approved as you move from one company to the other. We’ve built out a lot of infrastructure at BridgeBio, but the question always comes in and around how much do you need to charge for this service? And should the one Board approve it for the other? And obviously, I was not in the middle of those types of discussions, but they take a long time. And I’m a big believer. It’s — my wife works for Apple, and they focus on total removal of barriers to just like open your computer and have a ridiculously good experience. I think the same is true for drug discovery and development, and actually, a lot of things in life. Just small things nudge you away from doing everything that’s optimal. And I think in this case, taking away that onerous 6- to 8-week process of getting this approved and that approved and saying, hey, immediately, I could call up our CTAB or I could avail of our expertise in CMC here. Those types of things, I think, will make a meaningful difference. And I really do believe that every minute is going to count here because we’ve got a limited period of time in a pretty competitive marketplace to maximize the value of this asset for patients and investors. So yes, there — I think those hiccups will be gone. I think everyone just being focused on maximizing the value of the asset, just like every other affiliate does at BridgeBio, I think will be really powerful and more fun for the team, too. And I think it will be more fun to be in an environment where you’re doing a lot of really interesting things in cardiovascular disease and renal disease more broadly and to be attached to that. That just tends to be an ecosystem where people thrive. So we’re excited.

Gregory Allen Harrison - BofA Merrill Lynch, Research Division - Research Analyst

Okay. Great. That’s super helpful. And then do you expect any meaningful synergies in the transaction? Is that something you could quantify at this point?

Neil Kumar - BridgeBio Pharma, Inc. - Co-Founder, CEO & Director

Well, if you mean cost synergies, no.

Operator

Our next question comes from Tom Shrader with BTIG.

Thomas Eugene Shrader - BTIG, LLC, Research Division - MD & Healthcare Analyst

Congratulations, although you’ve been pretty transparent about this and Ken. So you’re doing a lot of talking about subpopulations, more than I’ve heard in the past. Is there a sense already in the community that tafamidis doesn’t do well in certain mutations? And are you doing any screening in Phase III to try to make sure you have enough of several important candidate mutations? Or do you think that comes later?

Neil Kumar - BridgeBio Pharma, Inc. - Co-Founder, CEO & Director

Yes. Good question. The subpopulations, I’d take it in 2 ways. Number one is obviously, the later the disease, why isn’t it that the — why is it that the hazard ratio was less attractive and couldn’t better stabilize or potentially either halt or do something interesting for those patients that were class 3. So that’s number one, which I think is interesting. Number 2 is people still progress, and certainly, the mutants continue to progress in the

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OCTOBER 05, 2020 / 12:00PM, BBIO.OQ - BridgeBio Pharma Inc and Eidos Therapeutics Inc Announce Merger Agreement - Conference Call

context of taf. And there has been some relative understanding of binding mode that it’s less useful in some of the context, certainly, its KD 2 is totally different in some of the mutations versus what AG10 looks like. And so that’s what we would like to explore is whether or not that biochemistry could translate to something that is clinically meaningful. And I think all the while, we’re going to learn quite a bit more about when you stabilize, like in the context of time; and also how potently you stabilize in the context of how thermodynamically destabilized that tetramer is. All of those subpopulation analyses will help us to fill in these critical gaps as to how this disease is working and what an optimal therapeutic might look like.

So that’s why I think some of these subpopulation analyses are interesting. I also think they’re interesting from a commercial standpoint because you got to remember that these clinical trials are not powered to — I mean, everyone slices and dices them, but as we’ve often talked about, I think you and I have talked about their trial, they are like less than 50% power to really make these subpopulation like cuts. And so the more study we can do to connect those dots in more obvious way, I think the better it’s going to be for physicians that are trying to make a decision.

Thomas Eugene Shrader - BTIG, LLC, Research Division - MD & Healthcare Analyst

So just enriching for particularly destabilized mutations would probably come later?

Neil Kumar - BridgeBio Pharma, Inc. - Co-Founder, CEO & Director

Can you say that again, sorry?

Thomas Eugene Shrader - BTIG, LLC, Research Division - MD & Healthcare Analyst

A trial enriching for the worst subpopulations in terms of stability, that would be a later trial, do you think?

Neil Kumar - BridgeBio Pharma, Inc. - Co-Founder, CEO & Director

Yes. But we think — yes, exactly. But you just sort of have to start planning for it now. So I think getting all of those trials kicked off just as soon as we start to get a hint as to whether or not this drug is going to be useful for patients after part a, I think that’s going to — it’s going to — that’s when we’ll kick off a lot of those studies.

Operator

Our next question comes from George Farmer with BMO Capital Markets.

George Farmer - BMO Capital Markets Equity Research - Analyst

Neil, could you comment on if there’s anything in the OLE that you saw that kind of compelled you to make this move — try to make this move again. And is there any sort of mechanics involved in the actual transaction whereby minority shareholders need to be better informed as to what’s going on with the actual trial, specifically data going on in the OLE? And then also, could you comment on, again, thinking about synergies by absorbing Eidos into the whole Bridge framework? You have a lot of other of cardiovascular/renal like drugs, which maybe could be potentially rolled up into the Eidos framework. Is that something that you might consider?

Neil Kumar - BridgeBio Pharma, Inc. - Co-Founder, CEO & Director

Yes. Great question. So I’ll start with the last and work my way backwards. Just in terms of rolling up Eidos into the broader framework of cardiorenal, yes, I mean, that’s one aspect that we think is very exciting. There’s actually a lot of Eidos employees that are already working in some aspects on, for instance, ADH1, which we think is one of our more compelling cardiorenal programs just kicked off a Phase II and some of the other programs

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OCTOBER 05, 2020 / 12:00PM, BBIO.OQ - BridgeBio Pharma Inc and Eidos Therapeutics Inc Announce Merger Agreement - Conference Call

that we talked about, some of which we’ve disclosed, some of which we haven’t. So yes, that’s — I think that’s a really compelling part of this thesis, and I think it’s going to be really fun for the team as well as they spread their wings and take their key learnings from what’s gone right at Eidos and hopefully spread it to other programs. So yes, that’s a big part of this. In terms of OLE data, no, there was nothing in OLE data that prompted us to do this now or anything like that. And minority investors and the special committee are fully aware of everything that we’re aware of so...

Operator

And there are no other questions in the queue.

Neil Kumar - BridgeBio Pharma, Inc. - Co-Founder, CEO & Director

Thanks, everyone, for your time. Appreciate it.

Operator

Ladies and gentlemen, this concludes today’s conference call. Thank you for participating. You may now disconnect. Everyone, have a great day.

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FORWARD LOOKING STATEMENTS

This communication contains forward-looking statements relating to the proposed transaction involving BridgeBio Pharma, Inc. (“BridgeBio”) and Eidos Therapeutics, Inc. (“Eidos”), including financial estimates and statements as to the expected timing, completion and effects of the proposed transaction. Statements in this communication that are not statements of historical fact are considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which are usually identified by the use of words such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “may,” “plans,” “projects,” “seeks,” “should,” “will,” and variations of such words or similar expressions. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act and Section 21E of the Exchange Act and are making this statement for purposes of complying with those safe harbor provisions. These forward-looking statements are neither forecasts, promises nor guarantees, and are based on the beliefs of BridgeBio’s management as well as assumptions made by and information currently available to BridgeBio. Such statements reflect the current views of BridgeBio with respect to future events and are subject to known and unknown risks, including business, regulatory, economic and competitive risks, uncertainties, contingencies and assumptions about BridgeBio, including, without limitation, (i) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, (ii) the risk that BridgeBio’s and/or Eidos’ stockholders may not approve the proposed transaction, (iii) inability to complete the proposed transaction because, among other reasons, conditions to the closing of the proposed transaction may not be satisfied or waived, (iv) uncertainty as to the timing of completion of the proposed transaction, (v) potential adverse effects or changes to relationships with customers, employees, suppliers or other parties resulting from the announcement or completion of the proposed transaction, (vi) potential litigation relating to the proposed transaction that could be instituted against BridgeBio, Eidos or their respective directors and officers, including the effects of any outcomes related thereto, (vii) possible disruptions from the proposed transaction that could harm BridgeBio’s or Eidos’ business, including current plans and operations, (viii) unexpected costs, charges or expenses resulting from the proposed transaction, (ix) uncertainty of the expected financial performance of each of BridgeBio and Eidos following completion of the proposed transaction, (x) the ability of BridgeBio and/or Eidos to implement their respective business strategies, (xi) inability to retain and hire key personnel and (xii) the unknown future impact of the COVID-19 pandemic delay on certain clinical trial milestones and/or BridgeBio’s operations or operating expenses. Although we believe that our plans, intentions, expectations, strategies and prospects as reflected in or suggested by these forward-looking statements are reasonable, we can give no assurance that the plans, intentions, expectations or strategies will be attained or achieved. Furthermore, actual results may differ materially from those described in the forward-looking statements and will be affected by a number of risks, uncertainties and assumptions, including, without limitation, those risks and uncertainties described under the heading “Risk Factors” in BridgeBio’s most recent Quarterly Report on Form 10-Q and Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission (“SEC”) and in subsequent filings made by BridgeBio with the SEC, which are available on the SEC’s website at www.sec.gov. Moreover, BridgeBio operates in a very competitive and rapidly changing environment in which new risks emerge from time to time. These forward-looking statements are based upon the current expectations and beliefs of BridgeBio’s management as of the date of this communication and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as required by law, BridgeBio disclaims any intention or responsibility for updating or revising any forward-looking statements contained in this communication in the event of new information, future developments or otherwise.

IMPORTANT INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

This communication is being made in respect of the proposed transaction involving BridgeBio and Eidos. BridgeBio intends to file a registration statement on Form S-4 with the SEC, which will include a joint proxy statement of BridgeBio and Eidos, and each party will file other documents regarding the proposed transaction with the SEC. Any definitive proxy statement(s) / prospectus(es) (if and when available) will also be sent to the stockholders of BridgeBio and Eidos, when seeking any required stockholder approval. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT(S) AND PROXY STATEMENT(S) / PROSPECTUS(ES), WHEN THEY BECOME AVAILABLE, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The documents filed by BridgeBio and Eidos with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by BridgeBio may be obtained free of charge from BridgeBio at www.investor.bridgebio.com, under the tab “Financials & Filings,” and the documents filed by Eidos may be obtained free of charge from Eidos at www.eidostx.com, under the tab “Investors.” Alternatively, these documents, when available, can be obtained free of charge from BridgeBio upon written request to BridgeBio at 421 Kipling Street, Palo Alto, CA 94301, Attn: Grace Rauh, or by calling 917-232-5478, or from Eidos upon written request to Eidos at 101 Montgomery Street, Suite 2000, San Francisco, CA 94104, Attn: John Grimaldi, Burns McClellan, or by calling 212-213-0006.

PARTICIPANTS IN THE SOLICITATION

BridgeBio, Eidos and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders of Eidos in connection with the proposed transaction under the rules of the SEC. Investors may obtain information regarding the names, affiliations and interests of directors and executive officers of BridgeBio in BridgeBio’s proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 22, 2020, as well as its other filings with the SEC. Investors may obtain information regarding the names, affiliations and interests of Eidos’ directors and executive officers in Eidos’ proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 24, 2020, as well as its other filings with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the preliminary joint proxy statement / prospectus and will be contained in other relevant materials to be filed with the SEC regarding the proposed transaction (if and when they become available). You may obtain free copies of these documents at the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by BridgeBio and Eidos will also be available free of charge from BridgeBio or Eidos, as applicable, using the contact information above.

NO OFFER OR SOLICITATION

This material is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.